Akerman Senterfitt

One Southeast Third Avenue

25th Floor

Miami, Florida  33131

Tel:  305.374.5600

Fax:  305.374.5095

May 5, 2011

Mr. Mark P. Shuman

Branch Chief – Legal

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C.  20549

Re: FriendFinder Networks Inc.

Amendment No. 13 to Registration Statement on Form S-1 Filed April 19, 2011

Amendment No. 14 to the Registration Statement on Form S-1

Filed April 27, 2011

File No. 333-156414

Dear Mr. Shuman:

We enclose the response to the Commission Staff's comment letter dated May 4, 2011 regarding Amendment Nos. 13 and 14 to Registration Statement on Form S-1 filed on April 19, 2011 and April 27, 2011, respectively, by FriendFinder Networks Inc. (the "Company"), and are simultaneously filing Amendment No. 15 to the Registration Statement on Form S-1 (the "Registration Statement"). We have also included a marked copy of the Registration Statement showing changes from Amendment No. 14 to help expedite your review.

Please note that for the Staff's convenience, we have recited the Staff's comments in boldface type and provided the Company's responses immediately thereafter.

Outside Front Cover Page of Prospectus

1.

Please revise to quantify the number of shares of common stock underlying your warrants, Series A Convertible Preferred Stock, Non-Cash Pay Second Lien Notes, 2008 Stock Option Plan, and 2009 Restricted Stock Plan, as of completion of the offering. Make a similar revision to your prospectus summary.

The Company has added disclosure on the outside front cover page of the prospectus as well as the prospectus summary on page 6 of the Registration Statement to quantify the number of shares of common stock underlying the Company's warrants, Series A Convertible Preferred Stock, Non-Cash Pay Second Lien Notes, 2008 Stock Option Plan, and 2009 Restricted Stock Plan as of completion of the offering.

Recent Developments, page 12

2.

If financial statements for the most recent quarterly period are available or become available prior to the effective date of the registration statement, they must be included in the filing.

The Company has confirmed that financial statements for the three months ended March 31, 2011 are not currently available. To the extent that such financial statements become available prior to the effective date of the Registration Statement, the Company will include such financial statements in the Registration Statement.

BOCA RATON    DALLAS    DENVER    FORT LAUDERDALE    JACKSONVILLE    LAS VEGAS    LOS ANGELES    MADISON    MIAMI    NAPLES

NEW YORK    ORLANDO    PALM BEACH    TALLAHASSEE    TAMPA    TYSONS CORNER    WASHINGTON, D.C.    WEST PALM BEACH

Capitalization, page 43

3.

Please provide us with your calculation of the $14.3 million contingent embedded beneficial conversion feature contained in the Non-Cash Pay Second Lien Notes that is presented as a pro forma adjustment. Please provide this calculation for the beneficial conversion feature calculated for the Non-Cash Pay Second Lien Notes exchanged for the (1) Subordinated Convertible Notes and (2) Subordinated Term Notes. Additionally, please clarify if the $10.3 million beneficial conversion feature referenced in your response to prior comment 30 represents the increase in the fair value of the embedded conversion option, given that the conversion option for the Subordinated Convertible Notes was removed on October 8, 2009 (see ASC 470-50-15).

The Company advises the Staff that the calculation of the $14.3 million initial contingent beneficial conversion feature contained in the Non-Cash Pay Second Lien Notes that is presented as a pro forma adjustment follows: (dollars in thousands except per share amounts)

	Subordinated Convertible Notes	Subordinated Term Notes	Total
Initial principal balance	$171,000	$48,759	$219,759
Discount	(31,000)	(3,034)	(34,034)
Initial carrying value	140,000	45,725	185,725
Carrying value/principal balance	81.9%	93.8%
Estimated conversion price per share	$11.00(1)	$11.00(2)
Adjusted conversion price per share	$9.01	$10.32
Value of embedded beneficial conversion feature per share	$1.99	$0.68
Shares into which the Non-Cash Pay Second Lien Notes may convert(3)	6,568	1,743	8,300
Value of embedded beneficial conversion feature	$13,070	$1,185	$14,255

(1)

Estimated conversion price per share based upon the midpoint of the range of the set forth on the cover page of the Company’s preliminary prospectus dated January 28, 2010.

(2)

Estimated conversion price per share based upon the midpoint of the range of the set forth on the cover page of the Company’s preliminary prospectus dated April 27, 2011.

(3)

The shares into which the Non-Cash Pay Second Shares may convert is limited to 21.1% of the fully diluted equity per the terms of the note agreement after taking in account this proposed offering.

The $10.3 million beneficial conversion feature referenced in our response to prior comment 30 represents the initial calculation of the embedded beneficial conversion feature for the Subordinated Convertible Notes as of October 8, 2009 as these notes were deemed issued and the existing convertible notes were deemed extinguished due to the removal of the Company’s conversion option. It was not the amount of the increase in the fair value of the contingent embedded conversion feature of the notes deemed extinguished.

Selected Consolidated Financial Data, page 46

4.

We note that you removed footnote (3) as previously presented in Amendment 12, which reported pro forma earnings per share. Please revise to add back this disclosure and complete it using your current IPO price range information. Alternatively, tell why you believe you no longer need to present it.

We have revised the prospectus to include pro forma earnings per common share to the Selected Consolidated Financial Data Section and provided the disclosure in footnote (3).

Executive Compensation, page 104

Compensation Discussion and Analysis, page 104

Summary Compensation Table, page 114

5.

Please revise the summary compensation table to provide footnote disclosure consistent with your response to prior comment 23.

The Company has added a footnote on page 115 consistent with the Company's response to prior comment 23.

Principal Stockholders, page 122

6.

We reissue prior comments 24 and 25. Please provide a more detailed legal analysis supporting your belief that Exchange Act Rule 13d-4 disclaimers are proper outside of filings on Schedules 13D and 13G. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Rule 1 3d-4 permits any person to expressly declare in such person’s Schedule 1 3D that the filing of such a statement shall not be construed as an admission that the person is the beneficial owner of the securities covered by such statement. In addition, revise as necessary to disclose who has voting and/or investment power over each disclaimed interest.

The Company has revised footnotes 5, 7, 8 and 13 on pages 125-126 of the Registration Statement to remove references to those particular entities' disclaiming of their beneficial ownership.

Certain Relationships and Related Person Transactions, page 126

7.

We note your response to prior comment 26. Please revise the last sentence of the first paragraph to provide support for your conclusion that the related party transactions were made on terms no less favorable to you than would have been given to a third party. In the alternative, delete such statement.

The Company has deleted the referenced sentence on page 127 of the Registration Statement.

Exchange for New First Lien Notes and Cash Pay Second Lien Notes, page 133

8.

Please revise this section and the immediately following section to provide a more detailed discussion of the negotiations over the exchange rates. See Item 404(a)(6) of Regulation S-K.

The Company has added disclosure on page 134 and 135 of the Registration Statement to provide a more detailed discussion of the negotiations over the exchange rates.

Consolidated Financial Statements

Note Q. Contingencies, page F-34

9.

Your response to prior comment 32 indicates that management believes the evidence discovered to this point in the Broadstream litigation does not support recovery in excess of $13 million. In addition, we note your current disclosure, which states that you do not believe you will be required to pay in excess of $13.0 million to Broadstream. Please clarify whether such assertions are based on management’s determination of the likelihood of the outcome using a “probable,” “reasonably possible,” or “remote” measurement. In this regard, if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosure complies with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

Because of the potential of an event of default under the Company’s outstanding debt instruments in the event the liability to Broadstream exceeds $15 million (exclusive of the $3.0 million the Company already paid to Broadstream), the Company believes that it is reasonably possible that additional losses could be material.

The Company has added additional disclosure to Note Q (a) to indicate that due to the inherent uncertainty in arbitration it is reasonably possible that it may be required to pay an amount in excess of $13.0 million but, that an estimate of any amount or range of additional loss cannot be made. This disclosure complies with paragraph 3-5 ASC 450-20-50 and SAB Topic 5Y.

We look forward to hearing from you regarding Amendment No. 15.  If you have any questions, please call me at (305) 982-5658.

Sincerely,

/s/ Bradley D. Houser

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